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FEB 29 2008

Washington, DC 103

SECURI. 08028879 ON
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40096

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Griswold Company Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

61 Broadway - 28th Floor
(No. and Street)

New York	NY	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sean Trager, COO — 212-509-2100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

David Tarlow & Co., C.P.A., P.C. d/b/a Tarlow & Co., C.P.A.'s
(Name – *if individual, state last, first, middle name*)

7 Penn Plaza, Suite 804	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TA 3/20

OATH OR AFFIRMATION

I, A. Peter Low, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Griswold Company Incorporated, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MELISSA CIRCLE
Notary Public, State of New York
No. 01CI6166976
Qualified in Nassau County
Term Expires May 29, 2011

Signature

C.E.O.
Title

Notary Public

This report ** contains (check all applicable boxes):

- XX (a) Facing Page.
- XX (b) Statement of Financial Condition.
- XX (c) Statement of Income (Loss).
- XX (d) Statement of ~~Changes in Financial Condition~~ Cash flows.
- XX (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- XX (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- XX (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- XX (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE GRISWOLD COMPANY, INC.

ANNUAL REPORT

DECEMBER 31, 2007

THE GRISWOLD COMPANY, INC.

TABLE OF CONTENTS

TARLOW & CO., C.P.A.'S
A PROFESSIONAL CORPORATION

7 Penn Plaza, Suite 804, New York, N.Y. 10001 Tel. 212-697-8540 Fax. 212-573-6805

INDEPENDENT AUDITOR'S REPORT

To the Stockholders of
The Griswold Company, Inc.

We have audited the accompanying statement of financial condition of The Griswold Company, Inc. as of December 31, 2007, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to the claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Griswold Company, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tarlow & Co., C.P.A.'s

New York, New York
February 26, 2008

THE GRISWOLD COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

ASSETS

Cash and cash equivalents	$ 1,833,494	
Securities owned - at market value	4,357,016	
Commission receivable	1,153,175	
Exchange memberships owned by the Company, marked to market (cost $35,000)	985,000	
Property and equipment, net	41,746	
Other assets	242,642	
Total assets		$ 8,613,073

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable and accrued expenses	$ 1,046,932	
Notes payable	511,371	
Other liabilities	1,105,335	
Total liabilities		$ 2,663,638
Commitments and contingent liabilities		
Liabilities subordinated to the claims of general creditors		340,000
Stockholders' equity		
Common stock - Class A, voting, $.004 par value; authorized 4,000,000 shares, issued 3,010,000 and outstanding 2,510,000 shares	12,040	
Common stock - Class B, nonvoting, $.004 par value; authorized 6,000,000 shares, issued 1,397,040 shares and outstanding 792,508 shares	5,588	
Additional paid-in capital	3,460,969	
Treasury stock, voting, 500,000 shares; nonvoting, 604,532 shares at cost	(2,046,082)	
Retained earnings	4,176,920	
Total stockholders' equity		5,609,435
Total liabilities and stockholders' equity		$ 8,613,073

The accompanying notes are an integral part of these financial statements.

THE GRISWOLD COMPANY, INC.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2007

Revenue:		
Commissions	$ 12,974,827	
Interest and dividends	219,579	
Other	43,886	
Total revenue		$ 13,238,292
Unrealized gain from investment transactions in securities		1,027,981
Expenses:		
Employee compensation and benefits	8,836,863	
Exchange fees, clearance charges and other brokerage costs	3,276,416	
Professional fees	367,560	
Interest	71,214	
Travel, meals and entertainment	171,949	
Communications	197,215	
Occupancy	281,564	
Charitable contributions	26,902	
Insurance	344,911	
Commissions	485,187	
Other	363,908	
Total expenses		14,423,689
Loss before provision for income taxes		(157,416)
Provision for (benefit from) income taxes		(24,446)
Net loss		$ (132,970)

The accompanying notes are an integral part of these financial statements.

THE GRISWOLD COMPANY, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2007

	Common Stock				Additional			Retained	
	Class A - Voting		Class B - Nonvoting		Paid-In	Treasury Stock			
	Shares	Amount	Shares	Amount	Capital	Shares	Amount	Earnings	Total
Balance, December 31, 2006	3,010,000	$ 12,040	1,235,036	$ 4,940	$ 3,132,749	801,792	$ (1,517,651)	$ 5,363,264	$ 6,995,342
Net loss								(132,970)	(132,970)
Distributions								(1,053,374)	(1,053,374)
Common stock issued - Class B			162,004	648	328,220				328,868
Treasury stock purchased - Class B						302,740	(528,431)		(528,431)
Balance, December 31, 2007	3,010,000	$ 12,040	1,397,040	$ 5,588	$ 3,460,969	1,104,532	$ (2,046,082)	$ 4,176,920	$ 5,609,435

The accompanying notes are an integral part of these financial statements.

THE GRISWOLD COMPANY, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

YEAR ENDED DECEMBER 31, 2007

Subordinated debentures payable at December 31, 2006	$ 745,000
Repayment of subordinated debentures payable	405,000
Subordinated debentures payable at December 31, 2007	$ 340,000

The accompanying notes are an integral part of these financial statements.

THE GRISWOLD COMPANY, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2007

Cash flows from operating activities:		
Net loss	$ (132,970)	
Adjustment to reconcile net loss to net cash used by operating activities:		
Depreciation and amortization	28,692	
Non-cash stock compensation	328,868	
(Increase) decrease in operating assets:		
Commissions receivable	(107,121)	
Securities owned – at market	(80,481)	
Exchange memberships	(947,500)	
Other receivables	8,714	
Other assets	463,935	
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	(967,191)	
Other liabilities	381,840	
Net cash used by operating activities		$ (1,023,214)
Cash flows from investing activities		
Purchase of property and equipment		(50,165)
Cash flows from financing activities:		
Distributions to stockholders	(1,053,374)	
Repayment of subordinated debt	(405,000)	
Purchase of treasury stock	(17,060)	
Net cash used in financing activities		(1,475,434)
Net decrease in cash and cash equivalents		(2,548,813)
Cash and cash equivalents at beginning of year		4,382,307
Cash and cash equivalents at end of year		$ 1,833,494
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Interest		$ 85,537
Income taxes		$ 634,901
Schedule of noncash financing activities:		
Treasury stock acquired from former stockholders		$ 528,431
Notes payable incurred to acquire treasury stock		(511,371)
Cash paid to acquire treasury stock		$ 17,060

The accompanying notes are an integral part of these financial statements.

THE GRISWOLD COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007

NOTE 1 - NATURE OF BUSINESS

The Griswold Company, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the New York Stock Exchange, Inc. (the "NYSE"); the Boston Stock Exchange (the "BSE"); the Financial Industry Regulatory Authority, Inc. ("FINRA"), formerly the National Association of Securities Dealers (the "NASD"); The NASDAQ Stock Market (the "NASDAQ") and the Securities Investor Protection Corporation (the "SIPC"). The Company earns commissions from activities transacted with other registered broker-dealers as well as non broker-dealer customers. The Company acts as an introducing broker.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) **Security transactions**
Security transactions (and related commission revenue and expense) are recorded on a trade-date basis. Publicly traded securities owned are stated at market value with unrealized gains and losses reflected in income.

b) **Use of estimates**
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) **Cash equivalents**
The Company considers highly liquid investments with an original maturity of three months or less to be cash equivalents.

d) **Property and equipment**
Property and equipment are stated at cost. Depreciation is computed using accelerated methods over the estimated useful lives of the assets.

e) **Concentrations and credit risks**
The Company maintains cash in bank deposit accounts, which, at times, may exceed federally insured limits.

NOTE 3 - RECEIVABLE FROM CLEARING BROKER/ SECURITIES HELD AT BROKER

The Company conducts business with one clearing broker on behalf of its customers. The Company earns commissions as an introducing broker for the transactions of its customers. The clearing and depository operations for the Company's customer accounts are performed by its clearing broker pursuant to a clearance agreement.

THE GRISWOLD COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007

NOTE 4 - RELATED PARTY TRANSACTIONS

On October 31, 2003, the company purchased a New York Stock Exchange membership from a shareholder in exchange for cash and a note payable totaling $2,000,000. The note bears interest at 3.5% per annum and is payable with an initial principal payment of $340,000 plus interest on October 31, 2004 and the balance in quarterly installments of $85,000 plus interest through October 2008. The balance outstanding on the note at December 31, 2007 is $340,000. The liability is included on the balance sheet under liabilities subordinated to the claims of general creditors. Interest expense charged to operations was $26,610 for the year ended December 31, 2007.

The liabilities subordinated to the claims of general creditors have been approved by the NYSE for inclusion in computing the Company's net capital pursuant to the SEC's uniform net capital rule. Subordinated debt is withdrawable by the lender at stated maturity dates or withdrawal can be accelerated upon six months notice. Any subordinated debt can be repaid only if, after giving effect to such repayment, the Company meets the SEC's capital regulations governing withdrawal of subordinated debt.

NOTE 5 - COMMITMENTS AND CONTINGENT LIABILITIES

a) **Lease commitments**
The Company entered into a lease for new offices in December 2007, expiring in February 2013.

Minimum future lease payments are as follows:

Year ending December 31,

2008	$ 92,400
2009	95,172
2010	104,825
2011	107,970
2012	111,209
	$ 511,576

Rent expense for the year ended December 31, 2007 amounted to $250,991.

b) **Brokerage activities**
In the normal course of business, the Company is engaged in various brokerage activities on an agency basis through a clearing broker. In connection with these activities, a customer's unsettled transactions may expose the Company to off-balance sheet risk in the event the customer is unable to fulfill its contractual obligations. Significant credit exposure may result in the event that the Company's clearing broker is unable to fulfill their contractual obligation.

THE GRISWOLD COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007

NOTE 5 - COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

c) **Litigation**
In the normal course of business, the Company could be a defendant in lawsuits. The Company believes that any litigation currently pending is without merit and will not have a material effect on the Company's financial position.

NOTE 6 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer and member firm of the NYSE, BSE, FINRA, and NASDAQ, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the SEC. The Company computes its net capital under the basic method permitted by the rule, which requires the maintenance of minimum net capital of 6-2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater. At December 31, 2007, the Company had net capital of $282,785, which exceeded the requirement by $105,209.

NOTE 7 - EMPLOYEE BENEFIT PLANS

The Company maintains a noncontributory defined contribution profit-sharing plan and a 401(k) plan which include all eligible employees, as defined in the plans. Contributions to the plans are at the discretion of management. For the year ended December 31, 2007, $50,455 was contributed to the 401(k) plan.

NOTE 8 - LONG-TERM INCENTIVE PLAN

In 2003, the Company established The Griswold Company, Incorporated 2003 Long-Term Incentive Plan. Under the plan, employees may be granted up to a total of two million (2,000,000) shares of common stock in the form of restricted shares, options or stock appreciation rights. In 2004, employees of the Company were granted 685,020 restricted shares with a total market value at grant date of $658,000. Of the restricted shares granted, 137,004 shares vested immediately with the balance vesting over four years. Compensation expense related to restricted share awards amounted to $328,868 in 2007.

NOTE 9 - INCOME TAXES

No provision for federal income taxes has been made as the Company has elected to be treated as an S Corporation for federal income tax purposes. As such, the Company is not liable for federal income tax payments. The Company is subject to state income taxes at reduced rates and local taxes.

THE GRISWOLD COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007

NOTE 9 - INCOME TAXES (Continued)

At December 31, 2007, the provision for taxes consists of the following:

New York City Corporate Tax	$ (25,946)
New York State Franchise Tax	1,500
	$ (24,446)

NOTE 10 - NYSE EURONEXT, INC.

In March 2006 the Company's exchanged two (2) New York Stock Exchange Memberships for cash and common stock in NYSE Group, Inc, a company formed by the merger of The New York Stock Exchange, Inc. and Archipelago Holdings, Inc. In the merger, the Company received $404,640 cash and 78,601 shares of common stock, per membership, in the new company. A realized gain was recognized immediately for the cash received. The common stock received is subject to a three-year restriction on transfer. NYSE group Inc. became NYSE Euronext, Inc. in 2007.

As of December 31, 2007, the Company was holding 55,440 shares with a value of $4,207,016 after a transfer restriction discount of $658,953.

NOTE 11 - NOTES PAYABLE

Notes payable consists of amounts due to former shareholders for the repurchase of their shares in the Company. The notes mature on various dates from 2009 through 2012 and incur interest at rates ranging from 4.86% to 5.00%.

Maturities of notes payable for each of the next five years are as follows:

Years Ended December 31,	Aggregate Obligation
2008	$ 68,274
2009	238,274
2010	68,274
2011	68,274
2012	68,275
Total	$511,371

SUPPLEMENTARY INFORMATION

THE GRISWOLD COMPANY, INC.

SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1

DECEMBER 31, 2007

Net Capital		
Stockholders' equity		$ 5,609,435
Credits - liability subordinated to claims of general creditors		340,000
		5,949,435
Debits:		
Nonallowable assets		
Securities not readily marketable	$ 4,357,016	
Receivables, older than 30 days	40,012	
Exchange memberships, at market	985,000	
Property and equipment	41,746	
Other assets	242,642	
Total debits		5,666,416
Net capital before haircuts on marketable securities		283,019
Less haircuts on securities and other charges		234
Net capital per rule 15c3-1		282,785
Minimum net capital requirement – 6-2/3% of aggregate indebtedness of $2,663,638 or $5,000, whichever is greater		177,576
Excess net capital		$ 105,209
Aggregate Indebtedness		
Accounts payable and accrued expenses	$ 2,663,638	
Total aggregate indebtedness		$ 2,663,638
Ratio of aggregate indebtedness to net capital		9.42 to 1
Reconciliation with Company's computation (included in part II of Form x-17a-5 as of December 31, 2007)		
Excess as reported in Company's Part II Focus report		$ 127,363
Audit adjustments, net		(22,154)
Excess per above computation		$ 105,209

REPORT ON INTERNAL CONTROL STRUCTURE

TARLOW & CO., C.P.A.'S
A PROFESSIONAL CORPORATION

7 Penn Plaza, Suite 804, New York, N.Y. 10001 Tel. 212-697-8540 Fax. 212-573-6805

To the Stockholders of
The Griswold Company, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of The Griswold Company, Inc. (the "Company"), for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, The New York Stock Exchange and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tarlow & Co., C.P.A.'s

New York, New York
February 26, 2008

END